Mail Stop 4561

April 27, 2006

By U.S. Mail and facsimile to (618) 624 7389

Thomas A. Daiber
Chief Executive Officer and President
Centrue Financial Corporation
303 Fountains Parkway
Fairview Heights, Illinois 62208

> **Re: Centrue Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 001-15025**

Dear Mr. Daiber:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 15 – Exhibits, Financial Statement Schedules

1.   We note you have incorporated information by reference from your 2005 Annual Report to Stockholders into your Form 10-K and furnished your annual report on Form ARS on March 23, 2006. If any information required by Part I or Part II of Form 10-K is incorporated by reference from the annual report to security holders, any portion of the annual report incorporated by reference should be filed as an exhibit to the Form 10-K, as required by Item 601(b)(13) of Regulation S-K. Please amend your Form 10-K to file your annual report as an exhibit. Please similarly amend your Form 10-K for the year ended December 31, 2004. Refer to Note 2 of General Instructions G(2) of the Form 10-K and the description of Form ARS available on our web-site at www. sec.gov/info/edgar/forms/edgform.pdf.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar (Staff Accountant) at (202) 551-3781 or me at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Joyce Sweeney
Accounting Branch Chief